SWCD LLC dba Campfire Capital

STATEMENT OF INCOME
Year Ended December 31, 2015

Revenues:		
Advisory fee	$	100,000
Retainer income		50,400
Expense reimbursement income		415
		150,815
Operating expenses:		
Travel and entertainment		36,488
Legal & professional fees		30,861
Regulatory fees and expenses		4,106
Charitable donations		2,231
Computer expense		2,155
Conference fees		1,249
Office expenses		1,183
Depreciation		803
Insurance		576
Dues & subscriptions		535
Other expenses		511
Bank charges		450
		81,148
Net income	$	69,667

See notes to financial statements